SunHydrogen, Inc.

10 E. Yanonali, Suite 36

Santa Barbara, CA 93101

(805) 966-6566

April 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SunHydrogen, Inc.
Registration Statement on Form S-1
Filed January 19, 2021
File No. 333-252195

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SunHydrogen, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-252195) (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Registration Statement relates to the resale of shares of common stock issuable upon exercise of certain warrants, which are no longer outstanding. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Thank you for your assistance in this matter.

Very truly yours,

SunHydrogen, Inc.

By:	/s/ Timothy Young
Timothy Young
Chief Executive Officer